As filed with the Securities and Exchange Commission on June 10, 2003

Registration No. 333-105727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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PRE-EFFECTIVE
AMENDMENT NO. 1 TO

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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AESP, INC.
(Exact name of registrant as specified in charter)

Florida	59-2327381

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1810 N.E. 144th Street
North Miami, Florida 33181
(305) 944-7710
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Slav Stein
President and Chief Executive Officer
AESP, Inc.
1810 N.E. 144th Street
North Miami, Florida 33181
(305) 944-7710
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copy to:
Philip B. Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
(305) 374-5600

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated June 10, 2003

The information in this prospectus is not complete and may be changed. The securities being registered hereby may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

1,755,625 Shares

AESP, INC.

COMMON STOCK

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     This prospectus relates to the resale of up to 1,755,625 shares of our common stock by the selling shareholders identified in the table on page 10 of this prospectus. We will not receive any proceeds from the sale of the common stock offered through this prospectus.

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     Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “AESP”. On June 6, 2003, the closing price of our common stock as quoted on the Nasdaq SmallCap Market was $0.64.

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Investing in these securities involves risks. See “Risk Factors” beginning on page 4 of this prospectus for a discussion of certain factors that you should consider before buying these shares of our common stock.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June ___, 2003.

Summary
Selected Financial Data
Risk Factors
Disclosure Regarding Forward-Looking Statements
Use of Proceeds
Selling Shareholders
Plan of Distribution
Where You Can Find More Information
Information Incorporated by Reference
Legal Matters
Experts
CONSENT OF BDO SEIDMAN, LLP

Summary

     When used in this prospectus and any prospectus supplement, the terms “AESP,” “we,” “our,” and “us” refer to AESP, Inc. and its subsidiaries. The following summary contains basic information about us. It likely does not contain all the information that is important to you. We encourage you to read this entire prospectus and the documents we have referred you to.

The Company

     AESP, Inc. designs, manufactures, markets and distributes computer connectivity and networking products nationally and internationally. We offer a broad range of products to our customers, including computer cables, connectors, installation products, data sharing devices, and fiber optic cables, as well as a complete selection of networking products, such as networking interface cards, hubs, transceivers, and repeaters for different networking topologies. We contract with various manufacturers to manufacture and assemble our products using designs and manufacturing specifications (including quality control) provided by us. Our products are manufactured from our own designs as well as from standard industry designs. Our manufacturers are located primarily in the Far East, allowing us to obtain competitive pricing for our products due to comparatively lower labor costs in the production of our products. We also assemble a small percentage of our products at our North Miami, Florida facility. We offer our products to a broad range of both original equipment manufacturer (“OEM”) customers and retailers (such as computer superstores and dealers, and mail order customers) in North America, Latin America, and Eastern and Western Europe. Our networking products are marketed under the name “Signamax Connectivity Systems,” and our OEM products are sold under the customer’s name. We generally do not offer our products to end users.

     We experienced operating losses in the first quarter of 2003, and in fiscal years 2002 and 2001 and believe that the losses result from current worldwide economic conditions, particularly in the information technologies and telecommunications industries. We believe that these factors will continue to impact our results of operations for the discernable future.

     Despite the current economic slowdown generally and particularly in the computer market, we believe that industry trends will lead to an increased demand for the use of networking and computer connectivity products designed to maximize and enhance the functionality of computers, and thereby create a continuing substantial market for our products. Our overriding mission is to design, manufacture and market networking and computer connectivity products that can integrate any computer into any network at any time. Our primary focus is to anticipate technological advancements and consumer preference as far in advance as possible, develop new products and improved features to meet such market demands and transform ideas from concept to market as quickly as possible. Our strategic objective is to become a leader in the computer connectivity and networking equipment market, and to make the name “Signamax” and “AESP” synonymous with state-of-the-art hardware in this segment.

     Our strategy is to increase revenues and operating income through internal growth combined with growth through acquisition. Since our initial public offering in 1997, we have completed six acquisitions and sold one of our operations.

Recent Developments

     We have a $1.9 million line of credit secured by our U.S. assets that originally was to mature on September 22, 2002. Our lender, Commercebank, N.A., initially agreed to extend the maturity date of our line of credit to January 23, 2003. On January 17, 2003, our lender agreed to grant an additional extension of the maturity date of our line of credit to July 22, 2003. However, our lender has advised us that it will not currently renew the line of credit, but rather that it will extend the line of credit for limited periods of time to allow us to obtain alternative financing from another lender, and no assurance can be given that we will obtain an extension beyond July 22, 2003. While we expect to obtain new financing for the line of credit, there can be no assurance that we will be able to do so. As of December 31, 2002, we were not in compliance with the financial covenants regarding tangible net worth and leverage contained in our credit agreement, and our lender has waived compliance with such covenants at such date. In addition, as of March 31, 2003, we were not in compliance with the financial covenant regarding tangible net worth contained in our credit agreement, and our lender has waived compliance with such covenant as of that date. Unless our results of operations substantially improve, we may continue to violate such financial covenants in future quarters.

     In December 2002, we completed the sale of 1,187,500 shares of our common stock in a private placement at a price of $1.00 per share (before underwriting commissions and expenses aggregating $245,000), yielding net proceeds of $943,000. The private placement was completed in accordance with the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder. The net proceeds of the placement were used for working capital. In connection with the private placement, we agreed to issue a warrant to designees of Newbridge Securities Corporation and View Trade Securities Inc., who acted as the placement agents, to purchase an aggregate of 118,750 shares at an exercise price of $1.10 per share. We have filed this registration statement to register the resale of the shares of common stock sold in the private placement. Because this registration statement did not become effective by May 17, 2003, we issued as liquidated damages to each investor in the private placement one additional share of our common stock for every 20 shares purchased in the private placement. We are also registering the shares issued as liquidated damages on this registration statement.

     Our common stock is listed on the Nasdaq SmallCap Market and is required to comply with the Nasdaq SmallCap Marketplace Rules. One of those rules requires that we obtain shareholder approval of issuances of more than 20% of our outstanding shares of common stock before issuance. Our 2002 private placement, in which shares of our authorized but unissued common stock equal to 24.8% of our then outstanding common stock were issued, did not comply with the Nasdaq SmallCap Marketplace Rules. In order to correct our violation of the rule, we, effective January 16, 2003, with the consent of Nasdaq, exchanged 230,000 shares of common stock sold in the private placement for an equal number of shares of our Series A preferred stock. The preferred stock was then automatically converted back into common stock upon our shareholder approval of the share issuances at a special shareholders’ meeting held on March 26, 2003.

     On June 9, 2003, we received a letter from the NASDAQ Small-Cap Market advising us that as a consequence of our common stock having traded below $1.00 for a consecutive 30-day trading period, we are not in compliance with the NASDAQ continued listing maintenance standards. Under the NASDAQ rules, we are subject to delisting of our common stock if the closing bid price of our common stock is not $1.00 per share or more for a minimum of ten consecutive trading days between this date and December 8, 2003. As a result, there can be no assurance that we will be able to maintain our listing on the NASDAQ Small-Cap Market.

     We will distribute to holders of record of our common stock on April 10, 2003, on a pro-rata basis, common stock purchase warrants to purchase one share of common stock for each share then outstanding. As of the date of this prospectus, 6,043,596 shares of our common stock are outstanding. The warrants are non-transferable. The warrant exercise period will commence on the date following the effectiveness of a registration statement registering our sale of the shares of common stock underlying the warrants (the “warrant effective date”) and will continue for a period of one year thereafter. The exercise price of the warrants will be as follows:

•	For the 90 day period following the warrant effective date, the warrants will be exercisable at an exercise price of $1.50 per share,

•	For the subsequent 90 day period following the completion of the 90 day period referred to above, the warrants will be exercisable at an exercise price of $2.50 per share, and

•	For the balance of the term of the warrants, the warrants will be exercisable at an exercise price of $5.50 per share.

     Any proceeds received from the exercise of the warrants will be used for general working capital purposes or for acquisitions. There can be no assurance that any of the warrants will be exercised if they are issued. We currently have no agreement with respect to any acquisitions.

     We will pay NASD licensed broker-dealers a fee of ten percent (10%) of the gross proceeds received upon the exercise of the warrants for their services in connection with the solicitation of the exercise of the warrants. Such fee will only be paid in accordance with applicable NASD rules.

     We intend to file a registration statement with the SEC to register the shares of common stock underlying the warrants. This registration statement will be filed in the near future.

     Our principal executive offices are located at 1810 N.E. 144th Street, North Miami, Florida 33181, and our telephone number is (305) 944-7710.

Securities Outstanding

     We have 6,043,596 shares of common stock issued and outstanding as of the date of this prospectus.

Securities Registered

     This prospectus relates to the resale of up to 1,755,625 shares of our common stock by the selling shareholders identified in the table on page 10 of this prospectus. The shares will be sold in the public market or in private transactions as set forth in the plan of distribution which is described in “Plan of Distribution.”

Use of Proceeds

     Proceeds from resales of the shares of common stock offered hereby will benefit the selling shareholders. We will not receive any proceeds from the sale of the common stock offered through this prospectus.

Selected Financial Data

     The following selected financial data, insofar as it relates to each of the years 1998-2002, has been derived from our annual financial statements, including the consolidated balance sheets at December 31, 2002 and 2001 and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002 and notes thereto which are incorporated by reference. The information relating to the three month period ending March 31, 2003, and March 31, 2002, has been derived from our quarterly report filed on Form 10-Q for the period ended March 31, 2003, which such information has not been audited.

	Three Months Ended
	(Unaudited)			Years Ended December 31,

	March 31, 2003	March 31, 2002	2002	2001	2000	1999	1998

	(In thousands, except per share data)
Statement of Operations Data:
Net Sales	$8,103	$7,486	$29,664	$30,183	$30,231	$26,466	$21,969
Cost of sales	5,392	5,037	20,987	22,114	18,722	16,300	13,646
Operating expenses	2,729	2,379	10,955	12,050	10,464	9,267	11,697

Income (loss) from operations	(18)	70	(2,278)	(3,981)	1,045	899	(3,374)
Interest expense and other	1	(27)	(188)	218	163	263	1,164

Income (loss) before income taxes	(17)	43	(2,090)	(4,199)	882	636	(4,538)
Income tax expense	52	38	201	15	170	249	267

Net Income (loss)	$(69)	$5	$(2,291)	$(4,214)	$712	$387	$(4,805)

Earnings (Loss) Per Share:
Basic	$(0.01)	$0.00	$(.49)	$(1.05)	$.20	$.12	$(1.99)
Diluted	$(0.01)	$0.00	$(.49)	$(1.05)	$.18	$.10	$(1.99)

	Three Months Ended
	(Unaudited)			Years Ended December 31,

	March 31, 2003	March 31, 2002	2002	2001	2000	1999	1998

	(In thousands)
Balance Sheet Data:
Accounts receivable	$4,052	$3,932	$4,347	$4,094	$3,299	$3,058	$3,038
Inventories	5,628	5,256	5,500	5,930	7,411	5,689	6,158
Working capital	1,715	2,871	1,740	2,556	4,959	4,653	4,496
Total assets	13,122	12,774	13,846	14,243	15,426	12,488	12,415
Current liabilities	9,195	7,677	9,740	9,184	7,884	6,353	6,531
Long term debt, less current portion	1	16	11	30	119	229	221
Shareholders’ equity	3,926	5,081	4,095	5,029	7,423	5,907	5,663

Risk Factors

     AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

     THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING AESP. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO ADVERSELY IMPACT OUR BUSINESS OPERATIONS.

     IN ADDITION, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION INCORPORATED BY REFERENCE, AND INFORMATION THAT WE FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS, BUT THE INFORMATION MAY CHANGE AFTER SUCH DATE.

Forward-looking statements

     The words “may,” “will,” “expect,” “anticipate,” “believe,” “continue,” “estimate,” “project,” “intend,” and similar expressions used in this prospectus are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events. You should also know that such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Should any of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may differ materially from those included within the forward-looking statements.

Our operating results are uncertain and losses may continue

     Our net income (loss) for the 2002, 2001 and 2000 fiscal years was $(2,291,000), $(4,214,000) and $712,000, respectively. Our net income (loss) for the three month periods ended March 31, 2003 and March 31, 2002 was ($69,000) and $5,000, respectively. While we have expended capital to make acquisitions and to create an infrastructure to support our business, we cannot assure you that we will achieve or sustain profitable operations.

Our working capital requirements may increase and future required funding may not be available

     We operate our business using working capital derived from our operations (during periods when our operations are cash flow positive) and from funds available from our lines of credit. We have made efforts to improve our cash flow through cost reductions, collections of accounts receivable and reductions in our inventory. We have also raised working capital through private placements of our securities. We believe that our internally generated cash flow from operations combined with the proceeds of our recently completed private placement of our common stock and borrowings available under our lines of credit will be sufficient to fund our current operations for the next 12 months, provided our efforts to increase our working capital and to obtain a replacement U.S. line of credit are successful. We may also sell additional debt or equity securities in order to meet our current and future working capital requirements or to fund future acquisitions, including shares of common stock issuable upon the exercise of the warrants to be issued in the warrant dividend. If we are unable to generate sufficient cash flow from operations or reduce our expenses, and we are unable to obtain the working capital required for our business, our financial conditions and results of operations will be materially and adversely affected.

Our U.S. credit agreement imposes restrictions and we are not in compliance with some of these restrictions; our U.S. line of credit could be called if waivers of financial covenants and defaults are not obtained

     We have a $1.9 million revolving line of credit with a U.S. financial institution Commercebank, N.A., which is secured by our U.S. assets. The agreement governing the line of credit contains covenants that impose limitations on us (including the requirement that any acquisition which we make be approved by the financial institution), limits our borrowings based upon a borrowing base formula tied to the value of our accounts receivable and inventory from time to time, and requires us to be in compliance with certain financial covenants. If we fail to make required payments, or if we fail to comply with the various covenants contained in our credit agreement, the lender may be able to accelerate the maturity of such indebtedness. Our revolving line of credit, as extended, currently expires on July 22, 2003. As part of the most recent extension agreement signed in January 2003, the interest rate charged on the outstanding balance was raised to prime + 2% for the period from January 17, 2003 to April 23, 2003 and to prime + 3% for the period thereafter until maturity. As of December 31, 2002, we were not in compliance with the financial covenants regarding tangible net worth and leverage contained in our credit agreement. A waiver has been granted by the financial institution with respect to the year ended December 31, 2002. In addition, as of March 31, 2003, we were not in compliance with the financial covenant regarding tangible net worth contained in our credit agreement, and our lender has waived compliance with such covenant at March 31, 2003.

     We are obligated to meet certain affirmative, negative and financial covenants under the agreement with our lender. Affirmative covenants include a requirement that we deliver quarterly and annual financial statements and borrowing base reports to our lender within prescribed time periods and provide prompt notice of any material legal proceeding that are brought against us. Negative covenants include an obligation that our lender approve the creation of new subsidiaries, any liquidation of us, any change of control including mergers and disposition of significant assets, any additional indebtedness for borrowed money over a certain limit, any liens on assets or any loan guarantees, any acquisitions and any transfers of assets or loans and advances to an affiliate that would have a material adverse effect. Financial covenants require us to meet a minimum tangible net worth and a maximum debt to tangible net worth ratio at the end of each fiscal quarter and fiscal year.

     We were not in violation of any of the affirmative and negative covenants contained in the agreement at December 31, 2002 or March 31, 2003. However, we have in a significant number of recent quarters violated one or both of the required financial covenants, and we anticipate that we will continue to violate such financial covenants in future quarters if our results of operations do not substantially improve. While there can be no assurance, we believe that our lender will continue to waive such future financial covenant violations during future periods. If our lender does not waive such future covenant violations, and seeks to foreclose on our assets securing the line of credit, it would have a material and adverse effect on our business.

Our lender has advised us that it does not presently intend to renew our line of credit and if we are unable to find alternative financing, our business would be materially and adversely effected

     Our lender has advised us that at this time it is unlikely that they will renew our line of credit, although they have indicated that they will continue to extend our line of credit for limited periods of time to allow us to obtain alternative financing from another lender. While we expect to be able to find alternative financing, there can be no assurance that we will be able to do so. In the event that we are unable to find alternative financing to replace our line of credit and our current lender declines to further extend our line of credit, it would have a material and adverse effect on our business.

Our operating results can be adversely affected by many factors

     Our quarterly and annual operating results are impacted by many factors, including the timing of orders, the availability of inventory to meet customer requirements and inventory obsolescence. A large portion of our operating expenses are relatively fixed. Since we typically do not obtain long-term purchase orders or commitments from our customers, we must anticipate the future volume of orders based upon the historic purchasing patterns of our customers and upon our discussions with our customers as to their future requirements. Cancellations, reductions or delays in orders by a large customer or a group of customers could have a material adverse impact on our revenues and results of operations.

We will not pay dividends on our common stock even if we are profitable, which could adversely effect the market price of our common stock

     We can make no assurances that our future operations will be profitable. Should our operations be profitable, it is likely that we would retain our earnings in order to finance future growth and expansion. Further, our U.S. line of credit agreement contains restrictions on the payment of cash dividends, including lender approval. Therefore, we do not presently intend to declare or pay cash dividends on our common stock, and it is not likely that any dividends will be paid in the foreseeable future. This policy could have an adverse effect on the market price of our common stock.

Our industry experiences rapid technological change, which may decrease our revenues

     In general, the computer industry is characterized by rapidly changing technology. We must continuously update our existing products to keep them current with changing technology and must develop products to take advantage of new technologies that could render existing products obsolete. Our personnel, through discussions with customers, attendance at trade and association meetings and industry experience, identify new and improved technologies and work closely with our vendors, who are responsible for the cost of developing and building these products. We do not directly spend significant funds on research and development but instead rely on our suppliers for developmental expertise. These products must be compatible with the computers and other products with which they are used. Our future prospects are dependent in part on our ability to develop new products with our vendors that address new technologies and achieve market acceptance. We may not be successful in these efforts. If we were unable, due to resource constraints or technological or other reasons, to develop and introduce such products in a timely manner, this inability could have a material adverse effect on our revenues. In addition, due to the uncertainties associated with the evolving markets which we address, we may not be able to respond effectively to product demands, fluctuations, or to changing technologies or customer requirements and specifications, thereby decreasing our future revenues.

The networking and computer connectivity industry is cyclical, which could make our revenues and operating results more volatile

     The networking and computer connectivity industry has been affected historically by general economic downturns, which have had an adverse economic effect upon manufacturers, distributors and retailers of computers and computer-related products. General economic downturns have traditionally had adverse effects upon the computer-related industry due to the restrictions on expenses for products of this industry during recessionary periods. We may not be able to predict or respond to such cycles within the industry, which could have a material adverse effect on future revenues.

     The networking and computer connectivity industry is also characterized by inevitable price erosion across the life cycle of products and technologies. In the face of constantly shrinking gross margins, our strategy is to seek out low cost producers without sacrificing quality and to seek to develop and maintain efficient internal operations allowing us to control our internal costs and expenses.

     While the market for networking and computer connectivity products is one of the fastest growing segments of the technology industry, the technology industry has historically experienced cyclical downturns. Any such downturns, unexpected changes in technology or shifts in the distribution channel for networking and computer connectivity equipment could have a materially adverse effect on our revenues and results of operations.

We are dependent on third parties for manufacturing and assembly; our lack of supply agreements could disrupt our delivery of inventory, which could materially increase our material costs and/or decrease our revenues

     We are dependent on a number of manufacturers, both domestic and foreign, for the manufacture and assembly of our products pursuant to our design specifications. Although we purchase our products from several different manufacturers, we often rely on an individual manufacturer to produce a particular line of products. Although we have several different product lines, and despite our efforts to minimize such reliance by having other manufacturers available should the need arise, these manufacturers are currently not bound by contract other than by individual purchase orders to supply us with our products. The loss of one or more manufacturers of original equipment manufacturer products may materially increase our material costs and/or decrease our revenues through an inability to deliver timely product to our customers. While most of the connectivity products sold by us are available from multiple sources, we may not be able to replace lost manufacturers of connectivity products with others offering products of the same quality, with timely delivery and/or similar terms.

     Over the last five years, we have progressively expanded our supplier base. Presently, we work with approximately 65 suppliers. We have one supplier (located in China), which supplied 8% of our purchases during 2002, 9% of our purchases during 2001 and 14% of our purchases during 2000. In addition, no supplier accounted for more than 10% of our purchases during the three months ended March 31, 2003 and 2002. No other source of supply accounted for more than 10% of our purchases during 2002, 2001 or 2000. We do not enter into supply or requirements contracts with our suppliers. We believe that purchase orders, as opposed to supply or requirement agreements, provide us with more flexibility in responding quickly to customer demand. Nevertheless, the loss of one or more of our suppliers could increase our product costs and negatively affect our revenues by increasing delivery times.

We utilize foreign suppliers and manufacturers, which may increase our costs or subject us to risks associated with operating in the countries in which we do business

     Most of the components we utilize in the manufacture and assembly of our products are obtained from foreign countries and a majority of our products are manufactured or assembled in foreign countries, such as the United Kingdom, Czech Republic, China and Taiwan. The risks of doing business with companies in these areas include potential adverse changes in the diplomatic relations of foreign countries with the United States, changes in the relative purchasing power of the United States dollar, hostility from local populations, changes in exchange controls and the instability of foreign governments, increases in tariffs or duties, changes in China’s or other countries’ most favored nation trading status, changes in trade treaties, strikes in air or sea transportation, and possible future United States legislation with respect to import quotas on products from foreign countries and anti-dumping legislation, any of which could result in delays in manufacturing, assembly and shipment and our inability to obtain supplies and finished products and/or at commercially reasonable costs. Alternative sources of supply, manufacture or assembly may be more expensive. We utilize the services of an unaffiliated trading company in Taiwan, which assists us in working with our suppliers in the Far East. Although we have not encountered significant difficulties in our transactions with foreign suppliers and manufacturers in the past, we may encounter such difficulties in the future.

Our operating results may be adversely affected due to the risks inherent in international sales

     For the years ended December 31, 2002, December 31, 2001 and December 31, 2000, international sales accounted for approximately 63%, 59%, and 54%, respectively, of our revenues. For the three months ended March 31, 2003 and 2002, international sales accounted for approximately 65% and 63%, respectively, of our revenues. We anticipate that international sales will continue to account for a significant portion of our sales. Our operating results are subject to the risks inherent in international sales, including, but not limited to, fluctuations in exchange rates, as discussed below, regulatory requirements, political and economic changes and disruptions, geopolitical disputes and war, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. These risks could have a material adverse effect on our future international sales and, consequently, on our operating results.

Impact of fluctuations in interest rates and exchange rates could negatively affect our results

     We are exposed to market risk from changes in interest rates, and as a global company, we also face exposure to adverse movements in foreign currency exchange rates.

     Our earnings are affected by changes in short-term interest rates as a result of our lines of credit. If short-term interest rates averaged 2% more in 2002 and 2001, our interest expense and loss before taxes would have increased by $44,600 and $32,600, respectively. If short-term interest rates averaged 2% more in the three months ended March 31, 2003 and 2002, our interest expense and loss before taxes would have increased by $12,000 and $28,000 respectively. For 2000, our interest expense would have increased and our income before taxes would have decreased by $47,800. The increase in the interest rate of our U.S. line of credit in 2003 will increase our interest expense and decrease our income before taxes by approximately $31,000 in 2003, compared to interest expense and income before taxes under the prior interest rate.

     Our revenues and net worth are also affected by foreign currency exchange rates due to having subsidiaries in Norway, Sweden, Germany and the Czech Republic. While our sales to our subsidiaries are denominated in U.S. dollars, each subsidiary owns assets and conducts business in its local currency. Upon consolidation, our subsidiaries’ financial results are impacted by the value of the U.S. dollar. A uniform 10% strengthening as of December 31, 2002, 2001 and 2000 in the value of the dollar would have resulted in reduced revenues of $1.6 million, $1.3 million and $1.3 million respectively. A uniform 10% strengthening as of March 31, 2003 and 2002 in the value of the dollar would have resulted in reduced revenues of $413,000 and $364,000 for the three months ended March 31, 2003 and 2002, respectively. A uniform 10% strengthening as of December 31, 2002, 2001 and 2000 in the value of the dollar would have resulted in a reduction of our consolidated net worth by $201,000, $193,600 and $418,400 respectively. A uniform 10% strengthening as of March 31, 2003 and 2002 in the value of the dollar would have resulted in a reduction of our consolidated net worth of $185,000 and $200,000, respectively.

We find it impractical to hedge foreign currency exposure and, as a result, will continue in the future to experience foreign currency gains and losses.

We are dependent on third parties for distribution; a loss of several of our distributors could decrease our revenues

     Substantially all of our revenues are derived from the sale of our products through third parties. Domestically, our products are sold to end users primarily through original equipment manufacturer customers, wholesale distributors, value added resellers, mail order companies, computer superstores and dealers. Internationally, our products are sold through wholesale distributors and mail order companies, dealers, value added resellers, as well as to original equipment manufacturer customers. Accordingly, we are dependent on the continued viability and financial stability of our resellers. Our resellers often offer products of several different companies, including, in many cases, products that are competitive with our products. Our resellers may discontinue purchasing our products or providing our products with adequate levels of support. The loss of, or a significant reduction in sales volume to, a significant number of our resellers could have a material adverse effect on our revenues and results of operations.

We are dependent on significant customers, the loss of which could decrease revenues

     Our exclusive distributor in Russia accounted for 10% of our net sales in 2002, 14% of our net sales in 2001 and 12% of our net sales in 2000. During these same periods, our top ten customers (including our Russian distributor) accounted for 33%, 27% and 38%, respectively, of our net sales. No customer (other than AESP-Russia) accounted for more than 10% of our net sales for the years ended, 2002, 2001 or 2000. For the three months ended March 31, 2003 and 2002 our exclusive Russian distributor accounted for approximately 14% of net sales. No other customer accounted for more than 10% of net sales in the three months ended March 31, 2003 and 2002. The loss of one or more significant customers could have a material adverse effect on our cash flow and results of operations.

We maintain significant inventory which puts us at risk for additional obsolescence write offs, which could adversely affect our results of operations

     Although we monitor our inventory on a regular basis, we need to maintain a significant inventory in order to ensure prompt response to orders and to avoid backlogs. We may need to hold such inventory over long periods of time, and the capital necessary to hold such inventory restricts the funds available for other corporate purposes. Holding inventory over long periods of time increases the risk of inventory obsolescence. A significant amount of obsolete inventory could increase our expense and have a material adverse effect on our revenues and our results of operations.

     We recorded provisions for inventory obsolescence totaling $538,000 in 2002 and $1.1 million in 2001 due to the significant decrease in demand for our products because of lower spending on technology due to a generally sluggish economy, as well as our ongoing transition of focusing our core business on networking products instead of PC connectivity products. These provisions were calculated based on the carrying value of specific current inventory balances compared to current sales volumes and prices and estimated future sales price analysis prepared by our sales departments for computer connectivity and networking products in each of our geographic areas of operations.

Competitive conditions could increase our costs, reduce our revenues and otherwise adversely affect our results of operations

     We compete with many companies that manufacture, distribute and sell computer connectivity and networking products. In our active networking product line, we compete with hundreds of companies, including Cisco, 3Com, Transition Networks and Allied Telesyn. In this market, we believe that we compete favorably on service and value, offering a high performance to price ratio. In our passive networking and connectivity product lines, we compete with approximately 30-50 companies, such as Ortronics, Tyco Electrical, Netconnect and Leviton. In these markets, we stress our breadth of products, service, price and performance. While these companies are largely fragmented throughout different sectors of the computer connectivity industry, many of these companies have greater assets and possess greater financial and personnel resources than we do. Some of these competitors also carry product lines which we do not carry and provide services which we do not provide. Competitive pressure from these companies currently materially adversely affect our business and will likely continue to affect our business and financial condition in the future by causing erosion of gross margins in these difficult economic times. In the event that more competitors begin to carry products which we carry and price competition with respect to our products significantly increases, competitive pressures could force us to reduce the prices of our products, which would result in reduced profit margins. Prolonged price competition would have a material adverse effect on our operating results and financial condition. A variety of other potential actions by our competitors, including increased promotion and accelerated introduction of new or enhanced products, could also have a material adverse effect on our revenues and results of operations. We may not be able to compete successfully in the future.

We may not be able to complete any acquisitions on suitable terms, which could adversely affect our results of operations and future growth

     One element of our growth strategy involves growth through the acquisition of other companies, assets and/or product lines that would complement or expand our business. We are seeking companies that market to the networking, telecommunications, cable audio/video and computer industries. We believe that acquisitions, mergers, asset purchases or other strategic alliances in these categories should enable us to achieve operating leverage on our existing resource base. Our ability to expand by acquisition has been, and will continue to be limited by the availability of suitable acquisition candidates, in both the United States and internationally, and by our financial condition and the price of our common stock. Our ability to grow by acquisition is dependent upon, and will be limited by, the availability of suitable acquisition candidates and capital, and by restrictions contained in our credit agreement, which restrictions include maintaining certain minimum ratios of assets versus liabilities and not permitting any indebtedness, guarantees or liens which could materially affect our ability to repay our loan. In addition, acquisitions involve risks that could adversely affect our costs and operating results, including the assimilation of the operations and personnel of acquired companies, the possible amortization of acquired intangible assets and the potential loss of key employees of acquired companies. We may not be able to complete any acquisitions on suitable terms. No material commitments or binding agreements have been entered into to date, and we may not complete any future acquisitions. Other than as required by our articles of incorporation, by-laws, and applicable law, our shareholders generally will not be entitled to vote upon such acquisitions.

     In August 2001, we completed the acquisition of Intelek spol. s.r.o., a Czech Republic manufacturer and distributor of networking hardware and wireless networking products, and in May 2000, we completed the acquisition of Lanse AS, a Norwegian manufacturer and distributor of networking hardware. To date, we have not had any material problems with either of such acquisitions. However, no assurance can be give that problems in these or other acquired businesses may not occur in the future or that future acquisitions will not involve significant risks.

We rely on executive officers and key employees the loss of whom could jeopardize our ability to operate successfully

     Our continued success is dependent to a significant degree upon the services of Slav Stein, our President and Chief Executive Officer, and Roman Briskin, our Executive Vice President and Secretary, and upon our ability to attract and retain qualified personnel experienced in the various phases of our business. Our ability to operate successfully could be jeopardized if one or more of our executive officers were unavailable and capable successors were not found.

Our principal shareholders may control us through the election of the entire board of directors

     Assuming no exercise of outstanding warrants and options, Messrs. Stein and Briskin collectively own 1,552,014 shares of our common stock, representing approximately 26% of our outstanding common stock. Since our articles of incorporation and bylaws do not provide for cumulative voting, as a result of their ownership of their shares of common stock, Messrs. Stein and Briskin are effectively able to control us through the election of our entire board of directors and the appointment of our officers.

Control by our principal shareholders may limit your ability to receive a premium in a change of control transaction, which may adversely affect the market price of our common stock

     Assuming no exercise of outstanding warrants and options, Messrs. Stein and Briskin collectively own 1,552,014 shares of our common stock, representing approximately 26% of our outstanding common stock. We may not, without Messrs. Stein’s and Briskin’s approval, be able to consummate transactions involving the actual or potential change in our control, including transactions in which the holders of our common stock might otherwise receive a premium for their shares over then current market prices.

Our stock may be subject to great price volatility

     The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market generally, and technology-related securities in particular, may experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of our common stock.

Our stock may no longer continue to meet the listing requirements of the Nasdaq SmallCap Market, which may limit the liquidity of our common stock and cause the market price of our common stock to become more volatile

     On June 9, 2003, we received a letter from the NASDAQ Small-Cap Market advising us that as a consequence of our common stock having traded below $1.00 for a consecutive 30-day trading period, we are not in compliance with the NASDAQ continued listing maintenance standards. Under the NASDAQ rules, we are subject to delisting of our common stock if the closing bid price of our common stock is not $1.00 per share or more for a minimum of ten consecutive trading days between this date and December 8, 2003. As a result, there can be no assurance that we will be able to maintain our listing on the NASDAQ Small-Cap Market. If our shares are delisted, we cannot assure you that our shares will be as liquid as they have historically been on the Nasdaq SmallCap Market. Further, the market price for our shares may become more volatile than it has been historically.

If our common stock is deemed a “penny stock,” its liquidity will be adversely affected

     If the market price for our common stock falls below $1.00 per share (which has occurred in the past and may occur in the future), our common stock may be deemed to be a penny stock. If our common stock is considered a penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared before any transaction involving a penny stock, and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are also required to be sent disclosing recent price information for the penny stock held in the account as well as information on the limited market in penny stocks. Because of these additional obligations, some brokers may not handle transactions in penny stocks. If our stock is deemed a "penny stock," it could have an adverse effect on the liquidity of our common stock.

The exercise of a substantial number of warrants would increase the amount of our common stock in the trading market, which could substantially affect the market price of our common stock

     We will complete a warrant dividend to the holders of our common stock as of a record date of April 10, 2003. We will issue to holders of record on the record date one common stock purchase warrant for each common share which they own on that date. The warrants will become exercisable upon the effectiveness of a registration statement registering our sale of the shares of common stock underlying the warrants. In the event of the exercise of a substantial number of warrants after the right to exercise commences, the resulting increase in the amount of our common stock in the trading market could substantially affect the market price of our common stock.

Anti-takeover provisions may discourage certain transactions, which could depress the price of our common stock

     Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control of us. In addition, our board of directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any such series without shareholder approval. In addition, our executive officers (Messrs. Stein and Briskin) have provisions in their employment agreements requiring us to pay each of them $750,000 in the event of a change in control of our company. Furthermore, such payments which exceed a certain level of compensation may not be deductible by us for federal corporate income tax purposes. The ability to issue preferred stock and the change in control payments could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock.

Disclosure Regarding Forward-Looking Statements

     STATEMENTS IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING STATEMENTS OF OUR EXPECTATIONS, HOPES, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS INCLUDE OUR PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AND TRENDS AFFECTING OUR BUSINESS. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE DATE OF THIS PROSPECTUS, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO: (I) COMPETITION FROM OTHER MANUFACTURERS AND DISTRIBUTORS OF CONNECTIVITY AND NETWORKING PRODUCTS BOTH NATIONALLY AND INTERNATIONALLY; (II) THE BALANCE OF THE MIX BETWEEN ORIGINAL EQUIPMENT MANUFACTURER SALES (WHICH HAVE COMPARATIVELY LOWER GROSS PROFIT MARGINS WITH LOWER EXPENSES) AND RETAIL SALES (WHICH HAVE COMPARATIVELY HIGHER GROSS PROFIT MARGINS WITH HIGHER EXPENSES) FROM PERIOD TO PERIOD; AND (III) OUR DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING AND ASSEMBLY OF PRODUCTS AND THE ABSENCE OF SUPPLY AGREEMENTS. THESE AND ADDITIONAL FACTORS ARE DISCUSSED HEREIN. YOU SHOULD READ CAREFULLY THE SECTION OF THIS PROSPECTUS UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 4. THE WORDS “MAY”, “WILL”, “EXCEPT”, “ANTICIPATES”, “BELIEVE”, “CONTINUE”, “ESTIMATE”, “PROJECT”, “INTEND” AND SIMILAR EXPRESSION USED IN THIS PROSPECTUS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN INVOLVE AND ARE SUBJECT TO UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE OUR ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESS OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULTS OF ANY FUTURE REVISIONS WE MAY MAKE TO FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

     We will not receive any proceeds from the sale of the common stock offered through this prospectus.

Selling Shareholders

     The following table sets forth the name of each selling shareholder, the total number of shares of our common stock beneficially owned by each of the selling shareholders on the date of this prospectus, and the total number of shares of common stock that each selling shareholder may offer and sell pursuant to this prospectus. Because the selling shareholders may offer all or a portion of the shares at any time and from time to time after the date hereof, the exact number of shares that each selling shareholder may retain upon completion of the offering cannot be determined at this time.

     We are registering a substantial number of these shares of the selling shareholders in accordance with the registration rights included in the subscription agreements between each of the selling shareholders and us. On December 6, 2002, we completed a private placement to accredited and institutional investors of an aggregate of 1,187,500 shares of our common stock at a sales price of $1.00 per share. We have used the net proceeds of that offering for working capital. We have filed this registration statement to register the resale of the shares of common stock sold in the private placement. Because this registration statement did not become effective by May 17, 2003, we issued as liquidated damages to each investor in the private placement one additional share of our common stock for every 20 shares purchased in the private placement (which shares are also being registered for resale hereby).

     We are also registering for resale certain of the shares held by Mssrs. Stein and Briskin as a result of the conversion of debt due to Messrs. Stein and Briskin relating in part to monies owed to them under their respective employment agreements with us. In addition, we are registering for resale 100,000 shares owned by Newbridge Securities Corporation and 100,000 shares owned by ViewTrade Securities, Inc., which shares were issued to both entities for financial advisory and investment banking services pursuant to our financial advisory services agreements with them. We are further registering for resale shares of common stock underlying the 79,250 placement agent warrants issued to ViewTrade Securities, Inc., and the 39,500 placement agent warrants issued to Newbridge Securities Corporation in connection with our recently completed private placement.

     To our knowledge, none of the selling shareholders has had any material relationship with us during the past three years, except as set forth in the footnotes to the table, and none of the selling shareholders, other than Newbridge Securities Corporation or ViewTrade Securities, Inc., is a broker-dealer or an affiliate of a broker-dealer.

		Number of Shares
	Number of Shares	Being Offered for
	Beneficially Owned	Selling	Shares Beneficially	Percentage of
	Prior To the	Shareholders’	Owned after the	Shares Owned After
Selling Shareholders	Offering (1)	Account	Offering (2)	the Offering (2)

Slav Stein(3)(4)	1,526,007	95,000	1,431,007	20.8%
Roman Briskin(3)(4)	1,526,007	95,000	1,431,007	20.8%
SXJE, LLC(6)(7)	236,250	236,250	0	*
Alpha Capital AG(5)(8)	157,500	157,500	0	*
Allen Solomon(5)	21,000	21,000	0	*
Christopher P. Choma(5)	21,000	21,000	0	*
David and Caren Garmus(5)	10,500	10,500	0	*
Frederic Bauthier(5)	21,000	21,000	0	*
George Manos(5)	52,500	52,500	0	*
Julie L. Michael(5)	84,000	84,000	0	*
Philip C. Bird(5)	10,500	10,500	0	*
Ralph Rybacki(5)	52,500	52,500	0	*
Rosen, Kreiling and Eichner, P.A.
401K Profit Sharing Plan(5)	52,500	52,500	0	*
Shannon Squyres(5)	5,250	5,250	0	*
Thomas Beard(5)	10,500	10,500	0	*
Diane C. Ventimiglia(5)	10,500	10,500	0	*
Howard J. Manetti(5)	10,500	10,500	0	*
Leroy Lengacher(5)	52,500	52,500	0	*
Theodore A.J. Merickel(5)	84,000	84,000	0	*
Thomas W. Bartee(5)	10,500	10,500	0	*
Vaughn R. Ransom, DDS., PS Profit Sharing Plan(5)	10,500	10,500	0	*
Christopher Sorrentino(5)	10,500	10,500	0	*
G. Jesse Oakey(5)	10,500	10,500	0	*
Robert M. Chaikin Revocable Trust(5)	21,000	21,000	0	*
Alfred J. Anzalone(5)	21,000	21,000	0	*
Alex J. Tringas(5)	21,000	21,000	0	*
Generation Capital Associates(5)(6)(9)	26,250	26,250	0	*
Charles P. Strogen(5)	21,000	21,000	0	*
Louis J. Cristan and Kathy J. Cristan(5)	21,000	21,000	0	*
Peter Hillcoff(5)	10,500	10,500	0	*
Reginald T. Grzeskowiak and Nancy Grzeskowiak(5)	5,250	5,250	0	*
Rudolph R. Konegen(5)	21,000	21,000	0	*
Walter Kucharchik(5)	13,125	13,125	0	*
Harry Falterbauer(5)	94,500	94,500	0	*
Fred Vallen and Deley Vallen(5)	36,750	36,750	0	*
Newbridge Securities Corporation(10)	139,500	139,500	0	*
Sean Callahan(11)(12)(13)	43,558	43,558	0	*
Brian Herman(11)(12)(14)	88,729	88,729	0	*
Mark Ford(11)(12)(15)	29,038	29,038	0	*
James St. Clair(11)(12)(16)	17,925	17,925	0	*

		1,755,625

*	Less than one percent.

(1)	As used herein, beneficial ownership means the sole power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of, a security. Except as otherwise indicated, each selling shareholder has beneficial ownership with respect to his/her shares of common stock.

(2)	Assumes that all shares will be sold, that no additional shares will be acquired and that no shares other than those offered will be sold.

(3)	Director and executive officer of the Company.

(4)	Selling shareholder’s ownership prior to sale of shares registered hereby includes options to purchase 725,000 shares of common stock issuable upon the exercise of vested stock options which are immediately exercisable. Excludes unvested options to purchase 180,250 shares of common stock. Also includes 190,000 shares of our common stock resulting from the conversion of $152,000 due to Messrs. Stein and Briskin relating in part to amounts due to Messrs. Stein and Briskin through the end of 2001 under their employment agreements.

(5)	Shares being registered for resale were sold in a private placement at a purchase price of $1.00 per share. Newbridge Securities Corporation and ViewTrade Securities, Inc. acted as the placement agents of the offering. Shares are being registered hereunder pursuant to the requirements of a subscription agreement between this selling shareholder and us.

(6)	All or a portion of the shares being registered for resale were issued upon conversion of our Series A preferred stock.

(7)	The Company has been advised that Mr. Sam Edye owns SXJE, LLC and thereby has beneficial ownership over the shares owned by SXJE, LLC. Mr. Edye and SXJE, LLC are not affiliates of the Company. The Company has been advised that SXJE, LLC is not a broker-dealer and that Mr. Edye and SXJE LLC are not affiliated with any broker-dealer.

(8)	The Company has been advised that Mr. Konrad Ackerman owns Alpha Capital AG and thereby has beneficial ownership over the shares owned by Alpha Capital AG. Mr. Ackerman and Alpha Capital AG are not affiliates of the Company. The Company has been advised that Alpha Capital AG is not a broker-dealer and that Mr. Ackerman and Alpha Capital AG are not affiliated with any broker-dealer.

(9)	The Company has been advised that Mr. Frank E. Hart, as general partner of Generation Capital Associates, has beneficial ownership over the shares owned by Generation Capital Associates. Mr. Hart and General Capital Associates are not affiliates of the Company. The Company has been advised that Generation Capital Associates is not a broker-dealer and that Mr. Hart and Generation Capital Associates are not affiliated with any broker-dealer.

(10)	Includes 100,000 shares issued to selling shareholder for investment banking services and 39,500 shares underlying a common stock purchase warrant issued in connection with the December 2002 private placement (exercisable at $1.10 per share). The Company has been advised that Guy Amico and Scott Goldstein, the President and Chairman, respectively, of Newbridge control the beneficial ownership of the shares owned by Newbridge. Newbridge is a registered broker-dealer.

(11)	Securities were received by selling shareholder as a transferee of ViewTrade Securities, Inc. ViewTrade received these shares for investment banking services. Transferee is affiliated with ViewTrade, which is a registered broker-dealer.

(12)	Shares being registered are shares of common stock underlying a common stock purchase warrant issued in connection with the December 2002 private placement (exercisable at $1.10 per share). The warrants were originally issued to ViewTrade Securities in the December 2002 private placement. Selling shareholder is a transferee of a portion of this warrant. Transferee is affiliated with ViewTrade, which is a registered broker-dealer.

(13)	Consists of 24,300 shares of common stock and 19,258 shares of common stock underlying common stock purchase warrant.

(14)	Consists of 49,500 shares of common stock and 39,229 shares of common stock underlying common stock purchase warrant.

(15)	Consists of 16,200 shares of common stock and 12,838 shares of common stock underlying common stock purchase warrant.

(16)	Consists of 10,000 shares of common stock and 7,925 shares of common stock underlying common stock purchase warrant.

Plan of Distribution

     The selling shareholders or pledgees may sell or distribute some or all of the shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on NASDAQ, through privately negotiated transactions (including sales pursuant to pledges), in the over-the-counter market, or in transactions in which shares may be delivered in connection with the issuance of securities by issuers other than us that are exchangeable for (whether optional or mandatory), or payable in such shares (whether such securities are listed on a national securities exchanges or otherwise) or pursuant to which such shares may be distributed (which securities issued by others will, to the extent required by applicable law, be registered under the Securities Act), or in a combination of such transactions. Such transactions may be effected by the selling shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholder (and if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This prospectus may be used, with our prior written consent, by donees of the selling shareholders, or by other persons acquiring shares and who wish to offer and sell such shares under circumstances requiring or making desirable its use.

     The selling shareholders and any such underwriters, brokers, dealers or agents or underwriters that participate with the selling shareholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting commissions or discounts under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling shareholder and any other selling shareholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the shares.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to our common stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, which provisions may limit the timing of the purchases and sales of shares by the selling shareholders.

     We have agreed to pay all fees and expenses incident to the registration of the shares, except commissions and discounts of underwriters, brokers, dealers or agents and fees and expenses of counsel or any other professionals or other advisors, if any, to the selling shareholders. Each selling shareholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     If shares are sold in an underwritten offering, the shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this prospectus, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in such supplement if any such shares are purchased.

Where You Can Find More Information

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities that the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

     You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), to register with the Commission the securities described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

Information Incorporated by Reference

     The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

     We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

SEC Filing (File No. 000-12739)	Period Covered or Date of Filing

Current Report on Form 8-K	Filed on June 10, 2003

Current report on Form 8-K	Filed on January 27, 2003

Quarterly report on Form 10-Q	For the three months ended March 31, 2003

Annual report on Form 10-K	Year ended December 31, 2002

The description of our common stock found in our Form SB-2 registration statement and any amendment or report filed for the purpose of updating such description	Declared effective February 19, 1997

The description of our common stock found in our Form 8-A12G registration statement and any amendment or report filed for the purpose of updating such description.	Filed on December 18, 1996

The description of our common stock found in our Form 8-A12B registration statement and any amendment or report filed for the purpose of updating such description.	Filed on February 12, 1997

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.	After the date of this prospectus

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address or telephone number:

AESP, Inc.
1810 N.E. 144th Street
North Miami, Florida 33181
Attention: Chief Executive Officer
Phone: (305) 944-7710

     Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

     You should rely only on the information contained in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

     The information in this prospectus or any supplement may not contain all of the information that may be important to you. You should read the entire prospectus or any supplement, as well as the documents incorporated by reference in the prospectus or any supplement, before making an investment decision.

Legal Matters

     The validity of the common stock being offered hereby has been passed on for us by Akerman Senterfitt, Miami, Florida.

Experts

     The financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Part II
Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All such fees and expenses shall be borne by the Company. The Company does not expect that the selling shareholder will pay any of the expenses of issuance and distribution in connection with the offer and sale of the securities registered hereby.

Commission Registration Fee	$111
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	20,000
Printing, Engraving and Mailing Expenses	5,000
Miscellaneous	2,000

Total	$77,111

Item 15. Indemnification of Directors and Officers

     Pursuant to the provisions of Section 607.0850(1) of the Florida Business Corporation Act, we have the power to indemnify any person who is or was a party to any proceeding (other than an action by us, or in our right), because such person is or was a director, an officer, an employee, or an agent of ours (or is or was serving at our request under specified capacities) against liability incurred in connection with such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interest (and with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person’s conduct was unlawful).

     With respect to a proceeding by or in our right to procure a judgment in our favor, Section 607.0850(2) of the Florida Business Corporation Act provides that we shall have the power to indemnify any person who is or was a director, officer, employee, or agent of ours (or is or was serving at our request under specified capacities) against expenses and amounts paid in settlement not exceeding, in the judgment of our board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interest, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to us unless, and only to the extent that the court in which the proceeding was brought, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by: (a) a majority of a quorum of directors who were not parties to such proceeding, (b) if such a quorum is not attainable, or by majority vote of a committee designated by the board of directors consisting of two or more directors not parties to the proceeding, (c) by independent legal counsel selected by the board of directors described in the foregoing parts (a) and (b), or if a quorum cannot be obtained, then selected by a majority vote of the full board of directors, or (d) by our shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding.

     Section 607.0850(12) of the Florida Business Corporation Act permits us to purchase and maintain insurance on behalf of any director, officer, employee or agent of ours (or one who is or was serving at our request in specified capacities) against any liability asserted against such person or incurred by such person in any such capacity whether or we have the power to indemnify such person against such liability.

Articles of Incorporation

     Our articles of incorporation provide for the indemnification of our directors and officers to the fullest extent permitted by Section 607.0850 of the Florida Business Corporation Act. Our articles of incorporation further provide that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholder or disinterested directors, or otherwise.

     Our articles also contain a provision that eliminates the personal liability of our directors to us for monetary damages unless the director has breached his or her fiduciary duty and such breach constitutes or includes certain violations of criminal law, a transaction from which the director derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. This provision does not alter a director’s liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Securities and Exchange Commission Policy

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such, director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit Number	Description

5.1	Opinion of Akerman Senterfitt*

23.1	Consent of BDO Seidman, LLP

23.2	Consent of Akerman Senterfitt (included in Exhibit 5.1)*

*	Previously filed with our registration statement on Form S-3 filed May 30, 2003.

Item 17. Undertakings

     (a)  The registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized this pre-effective amendment No. 1 to the registrant’s registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, this 10th day of June, 2003.

AESP, Inc.

By: /s/ Slav Stein*

Slav Stein President and Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, as amended, this pre-effective amendment No. 1 to the registrant’s registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates stated.

Name	Title	Date

/s/ Slav Stein* Slav Stein	President, Chief Executive Officer and Director (Principal Executive Officer)	June 10, 2003

/s/ Roman Briskin Roman Briskin	Executive Vice President, Secretary and Director	June 10, 2003

/s/ Terrence R. Daidone* Terrence R. Daidone	Director	June 10, 2003

/s/ William B. Coldrick* William B. Coldrick	Director	June 10, 2003

/s/ Leonard Sokolow* Leonard Sokolow	Director	June 10, 2003

/s/ John F. Wilkens John F. Wilkens	Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2003

* Roman Briskin Attorney-in-fact

Exhibit Index

Exhibit Number	Description

23.1	Consent of BDO Seidman, LLP